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Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2014, Northbridge's net premiums written were Cdn$1,067.7 million. At year-end, the company had statutory equity of Cdn$1,407.4 million and there were 1,452 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. C&F's other specialty niche property and casualty business and its accident and health insurance business are carried on through its Fairmont Specialty division. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In July 2013, C&F acquired Hartville, which provides pet insurance through C&F's Fairmont Specialty division. In 2014, C&F's net premiums written were US$1,346.3 million. At year-end, the company had statutory surplus of US$1,231.4 million and there were 1,797 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2014, Zenith National's net premiums written were US$720.9 million. At year-end, the company had statutory surplus of US$564.5 million and there were 1,476 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2014, First Capital's net premiums written were SGD 206.4 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders' equity of SGD 538.9 million and there were 155 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2014, Falcon's net premiums written were HK$532.3 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders' equity of HK$509.7 million and there were 66 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2014, Pacific Insurance's net premiums written were MYR 153.5 million (approximately MYR 3.3 = US$1). At year-end, the company had shareholders' equity of MYR 263.6 million and there were 235 employees.

Fairfax Indonesia, based in Indonesia, writes all classes of general insurance, specializing in automobile coverage in Indonesia. In 2014, Fairfax Indonesia's net premiums written were IDR 18.6 billion (approximately IDR 11,848.3 = US$1). At year-end, the company had shareholders' equity of IDR 312.7 billion and there were 40 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2014, Fairfax Brasil's net premiums written were BRL130.7 million (approximately BRL 2.3 = US$1). At year-end, the company had shareholders' equity of BRL 53.5 million and there were 81 employees.

Pethealth, based in Toronto with 290 employees, provides pet medical insurance, management software and pet-related database management services in North America and the United Kingdom. In 2014, Pethealth produced gross premiums written of Cdn$72 million.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2014, OdysseyRe's net premiums written were US$2,393.8 million. At year-end, the company had shareholders' equity of US$4,012.6 million and there were 924 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2014, Advent's net premiums written were US$153.6 million. At year-end, the company had shareholders' equity of US$174.5 million and there were 102 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance in the Central and Eastern European regions. In 2014, Polish Re's net premiums written were PLN 129.7 million (approximately PLN 3.1 = US$1). At year-end, the company had shareholders' equity of PLN 284.6 million and there were 44 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2014, Group Re's net premiums written were US$163.4 million. At year-end, the Group Re companies had combined shareholders' equity of US$540.1 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$2,064.7 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 265 employees in the U.S., located primarily in Manchester, New Hampshire, and 118 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 98%-owned First Capital and 80%-owned Fairfax Indonesia).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 30.0% interest in Thai Re Public Company Limited, a 27.3% interest in Singapore Re, and a 40.5% interest in Falcon (Thailand) (a Thai property and casualty insurance company), as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders:

Our results in 2014 were the best in our 29-year history, with record underwriting profit of $552 million(1) and record net earnings of $1.6 billion. Our combined ratio of 90.8% was the lowest in our history, with all our major insurance companies having combined ratios less than 100%. Book value per share increased 19.5% (adjusted for the $10 per share dividend paid) to $395 per share and our stock price increased 44% to Cdn$609. We had a good year – and it was about time! Since we began in 1985, our book value per share has compounded at 21.1% annually while our common stock price has compounded at 19.8% annually.

(1)  Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

Here's how our insurance companies performed in 2014:

	Combined Ratio	Underwriting Profit
Northbridge	95.5%	43
Crum & Forster	99.8%	2
Zenith	87.5%	90
OdysseyRe	84.7%	360
Fairfax Asia	86.7%	36
Other Insurance and Reinsurance	94.7%	21

Consolidated	90.8%	552

As you can see in the table, all our major insurance operations had a combined ratio less than 100%, with OdysseyRe contributing 65% of our record underwriting profit and Zenith 16%. OdysseyRe had another outstanding year under Brian Young's leadership while Zenith, under Jack Miller's leadership, had the best year since we bought it in 2010. Fairfax Asia, under Mr. Athappan's leadership, continued its outstanding performance while Northbridge, under Silvy Wright, and Crum & Forster, under Doug Libby, performed very well.

2014 was a year in which a number of management successions took place in our insurance subsidiaries, all in the Fairfax style – smoothly, with an internal successor. Doug Libby, after 15 years of outstanding performance at Seneca and Crum & Forster, decided to retire. Doug celebrated 25 years with Seneca in 2014 – and what a wonderful record he has had there. He took a virtually bankrupt company in 1989, made it profitable in three years and then had an average combined ratio of 88.3% for the next 22 years, with average annual reserve redundancies of 6.8% per year. Since we purchased Seneca in 2000, it has had an average combined ratio of 87.0%, generated cumulative underwriting profits of $230 million and increased its net premiums written from $41 million to $242 million. Including investment income, Seneca has earned cumulative after-tax profits of $308 million, versus our purchase price of $65 million. Doug moved Crum & Forster, which he took over in 2008, to a specialty line focus to better serve its clients. Specialty lines now account for over 80% of Crum & Forster's business, versus 5% when we purchased it, and Doug was able to achieve a combined ratio below 100% in 2014. With much gratitude, we wish Doug, Miani and family a happy retirement.

Doug passed the baton to Marc Adee, who has been with us since 2000 when he joined TIG Insurance in Dallas as Chief Actuary. Marc then ran Fairmont (the good insurance business segments from our TIG and Ranger acquisitions) from 2004 with an average combined ratio of 93.0% over the past 11 years while increasing its gross premiums written by over 300% from $206 million to $636 million. Recently, Marc took over the running of First Mercury. We are excited about Crum & Forster's prospects under Marc's leadership.

Late in 2014, Jack Miller decided to pass the role of CEO at Zenith to Kari Van Gundy while retaining the role of Chairman. Jack has done an outstanding job over the past 17 years at Zenith, being Stanley Zax's right hand man for the first 14 years and then taking over as CEO in 2012 when Stanley retired. Jack has been instrumental in building Zenith's team culture and providing outstanding customer service to its clients and brokers. It is fitting that Jack decided to step down as CEO after the year that Zenith generated the lowest combined ratio (87.5%), with excellent reserving, since we acquired it in 2010. Given Jack's long experience at Zenith, he will help Andy Barnard and all of our Presidents enhance the focus on customer service excellence at Fairfax.

Kari has been with Zenith for 23 years, first as Chief Financial Officer of a subsidiary, then as Chief Financial Officer of Zenith and later as Chief Operating Officer of Zenith. Over the years, Kari has been intimately involved in the development of the company's culture and track record of underwriting profitability. Going forward, she will be assisted by Davidson Pattiz who will be Zenith's Chief Operating Officer. Davidson has run the Claims Department at Zenith for nine years. We are excited about Zenith's prospects under Kari's and Davidson's leadership.

Finally, at Fairfax Brasil, as planned, Jacques Bergman passed the role of CEO to Bruno Camargo while retaining the role of Chairman. Jacques and Bruno were the key reasons we began our Brazilian operations from scratch in São Paulo. We have attained critical mass in Brazil with $158 million in gross premiums written and approximately 80 employees but have not attained underwriting profitability yet. Together with Jean Cloutier at Fairfax, Jacques will help us develop our operations in Latin America while Bruno will take the company forward. Jacques and Bruno have worked together for the past 17 years, the last five within Fairfax. We continue to be excited about our prospects in Brazil under Bruno's leadership.

Andy Barnard continues to do an outstanding job overseeing all our insurance operations as the President of Fairfax Insurance Group. It has been approximately four years since he moved from being the CEO of OdysseyRe to being responsible for our insurance and reinsurance operations – first only in the U.S., and now worldwide. The results are obvious for everyone to see! Even apart from benefitting from reduced catastrophes, our underwriting results have been outstanding – and should continue to be so! Andy has helped mold our team-oriented Fairfax culture, foster strict underwriting discipline with good reserving and develop our talent across all our companies, including encouraging executive transfers within the group. One of the key reasons for our success over the years is our decentralized structure where each President is responsible for the success of his or her operations. There is no better way to empower people. Andy has developed this structure further by developing profit centres in each of our companies. We now have over 100 profit centres in our worldwide operations. The leaders of our profit centres, in effect, are presidents of their own operations and are responsible for providing outstanding customer service, looking after their employees and providing an underwriting profit with good reserving. This is a very important, empowering structure for our company, and we are excited about its possibilities. The Executive Leadership Council (ELC), under Andy, consists of the heads of our major company groupings, plus Paul Rivett, Peter Clarke and Jean Cloutier of Fairfax. The ELC facilitates the coordination of our diversified insurance and reinsurance operations. Our working groups – all our claims officers, all our chief actuaries, etc. – continue to explore best practices and take advantage of our companies' individual expertise. The Talent and Culture Development working group is deepening the practice of our "fair and friendly" culture, with a special focus on outstanding customer service. Our special culture – nurtured and preserved over our 29 years and expressed in our Guiding Principles, which again are reproduced as an Appendix to this Annual Report – will be the major reason for our long term success.

Our Fairfax Leadership Workshop, which brings together about 25 of our most promising managers from across the globe for a week of training and networking in Toronto, is working exceptionally well. After this year's workshop, there will be approximately 100 of our managers from across the world who will have participated in this program. In a decentralized operation, this is a great way to spread our culture and knowledge of our operations and to connect key leaders across our companies. As I have said before, the future of Fairfax is in terrific hands.

During 2014, we continued to expand our insurance operations worldwide. At Fairfax Asia, under Mr. Athappan, we did several transactions. We became partners with the Bintoro family in Indonesia, acquiring an 80% interest in PT Batavia Mitratama Insurance, run by Arun Nanwani. We agreed to purchase MCIS Insurance Berhad in Malaysia which, combined with Pacific Berhad, will have approximately $84 million of net premiums written in that country. Gobi Athappan will run our Malaysian operations, while Falcon Hong Kong will be run by Cody Hui. In Sri Lanka, we became partners with the John Keells Group, one of the most reputable companies in that country, by agreeing to purchase from them 78% of Union Insurance PLC. We welcome all the employees of these companies to the Fairfax family. While these companies are small, I should remind you that when we acquired First Capital in 2002, it had $10 million (SGD$20 million) in gross premiums written and $32 million (SGD$50 million) in capital – 13 years later, Mr. Athappan has grown it to be the largest insurance company in Singapore, with $420 million in gross premiums written, $400 million in capital – with no new capital injected – and an average combined ratio of 73.3%.

Last year we discussed our Hartville acquisition which brought us into the pet insurance business in the U.S. In 2014, we acquired Pethealth, based in Toronto, which has been in the pet insurance and ancillary businesses since 1998. In the past 17 years, Pethealth has grown to become the dominant provider of software and services, pet microchips and, most importantly, insurance to pets adopted from animal shelters in the United States, Canada and the United Kingdom. With 165,000 insured pets in North America (230,000 globally), the company is one of the top pet insurers in North America. Pethealth's adoption software is the leader in the animal shelter market in the United States and it is installed exclusively in over 2,000 animal shelters (these shelters represent more than 50% of all new cat and dog adoptions in North America). Pethealth is the number one distributor of pet microchips in the world. Microchip sales through the company's animal shelter network have grown rapidly over the last five years and are now at 1.5 million annually (in total, the company's microchips are embedded in approximately 9 million pets in North America – this highly accurate database is owned exclusively by Pethealth). The company's proprietary database (from shelter adoption and microchip management software) contains industry data on over 20 million animals, and the company is leveraging its distribution channels to generate increased revenue through the sale of additional products, including pet pharmaceuticals and pet food, in order to help adopters better look after their pets.

We were very pleased that Sean Smith joined us to lead Pethealth. Pethealth has had an average combined ratio of 94.7% in the last five years, with revenue of Cdn$52 million and gross premiums written of Cdn$72 million in 2014. Including underwriting profit and investment income from the insurance operations, our purchase price of Cdn$100 million for Pethealth was approximately 10 times free cash flow. With Hartville and Pethealth, each run separately, Fairfax has become one of the largest pet insurers in North America.

Late in the year, we agreed to acquire the insurance operations of QBE in Hungary, the Czech Republic and Slovakia. These operations are well established in their respective countries with average combined ratios in the last ten years of 97.7%. In total, these operations had net premiums written of $44 million in 2014. We like the long term potential for the underpenetrated insurance markets in Eastern Europe and consider this an excellent platform to build on. We were excited to have Peter Csakvari join us after a 17-year stint at AIG, mainly in the markets of Eastern Europe. We bought these operations, which now become Fairfax Eastern Europe, for €9.75 million (the purchase includes an office building in Budapest). In 2014, these operations earned €5 million pre-tax. Early in 2015, we agreed to acquire QBE's Ukrainian operations, which will be a part of Fairfax Eastern Europe, for about €5 million. Working with our head office, Bijan Khosrowshahi was key in these Eastern European acquisitions. As a result of these acquisitions, we welcome some 200 people to the Fairfax family.

On February 16, 2015, we agreed to make an offer to buy 100% of Brit PLC (listed on the London Stock Exchange) for a total price of 305 pence per share, consisting of 280 pence in cash to be paid by us and Brit's announced 2014 final and special dividend payments of 25 pence. This total price values Brit at £1.22 billion, representing at December 31, 2014 a price to net tangible assets multiple of 1.58 times, and is approximately nine times Brit's 2014 earnings. The two private equity owners of Brit, Apollo and CVC, and the directors of Brit, who own 74% of the shares outstanding, have irrevocably committed to accept our offer, which we expect to close by the third quarter of 2015.

Brit's position as a market-leading global specialty insurer and reinsurer, its major presence in Lloyd's and its disciplined approach to underwriting make it an attractive choice to join Fairfax's expanding worldwide specialty operations. It is one of the largest syndicates at Lloyd's and one of the leading Lloyd's market operations, and it benefits from the strong financial strength ratings assigned to Lloyd's. Brit's growing U.S. and international reach are highly complementary to Fairfax's existing worldwide operations, and the acquisition further diversifies Fairfax's group risk portfolio. In addition, Brit will be able to leverage Fairfax's expertise in the U.S. and international insurance and reinsurance markets, thus enhancing Brit's global product offering and providing it with expanded underwriting opportunities and support.

Brit writes a diverse mix of specialty insurance and reinsurance business with a focus on direct insurance, where its experienced underwriting teams provide specialist, complex products and support to clients globally. In 2014, direct insurance accounted for 81% of Brit's gross premiums written, with the remainder composed of an attractive book of property and casualty reinsurance. Brit's business is also diversified geographically, and since 2009 Brit has expanded its distribution reach internationally with the development of a local service company footprint which has generated efficient and profitable growth across the Americas, Bermuda and Asia.

Brit is led by Mark Cloutier, Chief Executive Officer, and Matthew Wilson, Deputy CEO and Chief Underwriting Officer, and the company will continue to be run independently under Mark's leadership post-acquisition. In 2014, Brit had net premiums written of £1.0 billion (US$1.7 billion) and earnings of £139 million (US$229 million). The company's investment portfolio is approximately £2.6 billion (US$4 billion). Brit's average combined ratio for the last ten years has been 94% (with reserve redundancies averaging 6% each year).

This acquisition will fit well within Fairfax as it will significantly raise our profile within the attractive Lloyd's marketplace. As well, Brit is a leader in areas where other companies in the Fairfax group have more limited activity.

Both Advent and Newline will continue to be run independently of Brit. With Brit as part of our organization, the Fairfax group will have a significant top five position in the Lloyd's market and will continue to write business with the Lloyd's A+ rating.

We have known Mark Cloutier for decades and have established a relationship of mutual trust on the deals we have done with him, most recently our acquisition of Brit's runoff business in October 2012.

We quickly raised $1.1 billion of the $1.7 billion (after the 25 pence per share dividend) purchase cost of Brit through bought deals led by BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. for 1.15 million subordinate voting shares of Fairfax (including the green shoe), Cdn$230 million of preferred shares (including the green shoe) with a dividend rate of 4.75% per annum, and Cdn$350 million of 10-year bonds with a coupon of 4.95% per annum. With respect to the 1.15 million shares we issued, Brit's 2014 gross premiums written constitute $1,866 per Fairfax share (versus $349 per existing Fairfax share currently) and Brit's investment portfolio at the end of 2014 constitutes investments of $3,510 per Fairfax share (versus $1,237 per existing Fairfax share currently).

We are very excited about the purchase of Brit PLC because of its exceptional underwriting record, and we look forward to welcoming Mark Cloutier and the 465 Brit employees to the Fairfax family.

In May 2014, India's political climate changed dramatically for the better with the election of Prime Minister Narendra Modi with a resounding majority. For the first time in 67 years, India has an unabashedly business friendly government. The ineffectiveness of India's previous governments is seen by the fact that Canada's economy at approximately $2 trillion with 35 million people is about the same size as India's economy with 1.2 billion people. Mr. Modi has had great success in Gujarat, a state with 65 million people which he governed as Chief Minister for 13 years (elected three times). Gujarat had real economic growth of over 10% per year during this period while bringing water and electricity and providing child education to virtually every household. We think Mr. Modi can transform India, particularly if he gets re-elected for two more terms, as we think he will. He has an excellent track record, is incorruptible and is business friendly. We expect Mr. Modi to be the Lee Kuan Yew of India!

Mr. Modi's election led us to rethink the investment opportunities in India and our ability to fund them. While we have $26 billion in investments at Fairfax, regulatory constraints limit our ability to invest significant amounts in India. Given our excellent long term track record investing in India, our very significant on the ground resources with Harsha Raghavan at Fairbridge, Madhavan Menon at Thomas Cook India, Ajit Isaac at Quess (the new name for IKYA), Ramesh Ramanathan at Sterling Resorts and also S. Gopalakrishnan, the long serving head of investments at ICICI Lombard, we felt it was appropriate to create a new public company, Fairfax India, to invest in India. In early 2015, Fairfax India went public, raising $1.1 billion and listing on the Toronto Stock Exchange. Fairfax provided $300 million of that capital by purchasing multiple voting shares, giving it 28% of the equity and 95% of the votes. A number of institutional investors, almost all existing long term Fairfax shareholders, invested approximately 90% of the remaining $800 million raised. We are very excited about the long term prospects for Fairfax India under the leadership of Chandran Ratnaswami as CEO and John Varnell as CFO.

Besides benefitting as a shareholder from its $300 million investment, Fairfax will receive fees from Fairfax India. As we wanted the fees to be very fair for the long term investors in Fairfax India, we structured them after negotiations with Fidelity, the largest cornerstone investor. The fees are as follows: (i) an administration and advisory fee of 1/2% of undeployed capital and 1 1/2% of capital invested in India. Fairfax will bear the full compensation costs of Fairfax India's senior employees; and (ii) a performance fee, calculated over three-year periods, equal to 20% of any return, calculated from inception, above a 5% annual hurdle, payable in shares of Fairfax India (if the shares are trading at more than two times their net asset value, Fairfax has the option of taking the fee in cash).

Last year we said that Thomas Cook India would be our vehicle for further expansion in India. For the reasons mentioned above, we have now added Fairfax India as an investment vehicle in India. Thomas Cook India's resources may constrain the size of deals it can do, although we expect that deals in its area of expertise will continue to be done in that company. In determining the appropriate vehicle for any investment, we will consider all of the relevant circumstances and we will be fair, as always, in order not to disadvantage one of these vehicles.

Also last year, I mentioned how excited I was about our investment in Thomas Cook India, and through it in IKYA Human Resources (now rechristened as Quess Human Resources) and Sterling Resorts. These wonderful businesses continued to make significant progress in 2014. The table below shows the results of the companies comprised in Thomas Cook India since we acquired them:

	2012		2013(1)		2014(1)
	Revenue	Net Earnings	Revenue	Net Earnings	Revenue	Net Earnings
Thomas Cook India	31.8	2.7	76.9	7.7	84.3	8.3
IKYA	–	–	147.5	3.2	303.8	9.8
Sterling Resorts	–	–	–	–	10.9	0.8

Total	31.8	2.7	224.4	10.9	399.0	18.9

(1)
Excludes purchase price adjustments and acquisition costs

Thomas Cook India invested heavily in online distribution, resulting in a 350% increase in inbound calls, and on the innovation front, it launched "Holiday Savings Accounts", a first of a kind product under which interest-bearing bank accounts are opened in customers' names, enabling them to make monthly payments towards a holiday. These accounts are aimed at accessing a new category of traveler with lower disposable income, who would not normally approach Thomas Cook India as a customer. The unique selling proposition is that the customer pays for a future holiday at today's price, protecting the cost of the holiday from inflation. In another area, the foreign exchange business grew at an outstanding pace, 85% in wholesale, 17% in retail and 222% in online sales. Madhavan Menon continues to provide outstanding leadership at Thomas Cook India.

IKYA Human Resources was renamed Quess Human Resources, and under Ajit Isaac's dynamic leadership, it experienced a year of exceptional growth. In U.S. dollar terms, compared to full year 2013, revenues grew 41%, EBITDA 131% and net earnings 363%! These numbers were driven by associate headcount growth of 28%, from 67,000 in 2013 to 86,000, in 2014. The growth was achieved both organically and by exceptionally low-priced acquisitions in India and North America: Quess acquired Hofincons, a market leader in industrial asset management in India; Brainhunter, a Toronto-based IT staffing firm; and Fairfax's own MFX IT services. Quess is well positioned for continued dramatic growth in the years to come.

Under Ramesh Ramanathan's exceptional leadership, Sterling Resorts increased the number of its resorts from 15 to 21 and its rooms in operation from 1,500 to 1,634, and continued the rejuvenation of its existing properties with the refurbishment of 119 rooms (a further 551 rooms are scheduled to be refurbished in 2015). Vacation Ownership membership grew by 55%, from 3,232 in 2013 to 4,992 in 2014, and occupancy increased from 47% in 2013 to 54% in 2014.

The great expectations we had for our Indian businesses only continue to grow, particularly with all the positive changes we expect to see from the government of Prime Minister Modi.

Since Bill Gregson took over running CARA last year, he and Ken Grondin have done a superb job, almost doubling CARA's EBITDA from Cdn$47.9 million in 2013 to Cdn$83.6 million in 2014, an amazing achievement in just their first year. Given the opportunities in the restaurant business in Canada, Bill has decided to take CARA public in early 2015 so that it will be almost debt free. Neither Fairfax nor the Phelan family will sell any shares in that offering. John Rothschild, one of the founders of Prime Restaurants (now part of CARA), decided to retire after 22 years with the company. He, Nick Perpick and Grant Cobb got us into the restaurant business through Prime. John continues to be a director and a shareholder of CARA.

Our partners, David and Patti Russell and Brian McGrath, at Sporting Life had a fantastic year in 2014, with sales growing 24.5% to Cdn$119.4 million, the best in the company's history! The great Canadian winter definitely filled the sails of the business but so did organic growth, with our partners taking the major step of successfully opening two new stores last year. The entire team at Sporting Life should be commended for this great success – and keeping Canadians warm!

At Keg Restaurants in 2014, same store sales were up 5.8% and system sales were a record-breaking Cdn$536.1 million. U.S. sales picked up 6.4% and the company opened two new restaurants, with another flagship location in Toronto at the King Fashion House. Restaurant earnings, however, were flat as the company faced headwinds from higher beef costs. Our partner, David Aisenstat, and his veteran team, Jamie Henderson, Doug Smith and Neil Maclean, continue to build on the "Kegger" commitment to be the best and most consistent high-end dining experience in the country. The brand has never been better and we owe their success to Keggers everywhere.

The tableware and kitchenware spaces continue to be extremely competitive and challenged by the lower Canadian dollar. Mark Halpern and his team at Kitchen Stuff Plus have worked tremendously hard to grow the business, opening one new store and increasing revenue 9.1% to Cdn$43.1 million. Despite the challenges to margins, operations continued to be profitable and the company remains on its growth trajectory in the greater Toronto area. William Ashley also faced these competitive headwinds in addition to moving the location of its iconic holiday sale. After 38 years in one location, with much fanfare the entire holiday sale was moved to a new permanent location north of Toronto and the company's loyal customers followed with an increase in sales at the new location of 4.3% to Cdn$8.5 million. Jackie Chiesa and Carole Sovran and the entire team at William Ashley should be applauded for their tremendous effort during this transition year.

A summary of our 2014 net realized and unrealized gains (losses) is shown in the table below:

	Realized Gains	Unrealized Gains (Losses)	Net Gains (Losses)
Equity and equity-related investments	596.9	(55.0)	541.9
Equity hedges	13.0	(207.5)	(194.5)

Net equity	609.9	(262.5)	347.4
Bonds	103.0	1,134.2	1,237.2
CPI-linked derivatives	–	17.7	17.7
Other	77.7	56.2	133.9

Total	790.6	945.6	1,736.2

The table above shows the realized gains for the year and separately, the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report.

In 2014, we realized $790.6 million in gains, predominantly from common stocks. After unrealized losses of $262.5 million, mainly from our hedges, we had net gains of $347.4 million from common stocks. With interest rates declining in 2014, we had an unrealized gain of $1.1 billion in our bond portfolio, reversing the loss in 2013 when interest rates went up.

In 2014, we had a total investment return of 8.4% (versus an annual average of 3.6% over the past five years and 8.9% over our 29-year history). If we had not hedged, our total investment return in 2014 would have been 9.8%. While our returns in 2014 were very good, we have some way to go to make up for the below average annual return of 3.6% over the past five years.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11.7 billion. As we said last year, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as we have made clear many times, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2014.

	Earnings per Share	Book Value per Share
December 31, 2013		$339
First quarter	$35.72	369
Second quarter	16.15	387
Third quarter	20.68	404
Fourth quarter	0.49	395

Regarding our investment in BlackBerry, it is now a little more than a year since John Chen became Executive Chairman and CEO. Although the company had just lost $1 billion when he joined, he immediately set an objective of cash flow breakeven for fiscal 2015 (ending February), and he achieved that objective by the third quarter. Cash in the holding company exceeds $3 billion as he monetized real estate assets and tax loss carry forwards. He has flawlessly introduced two magnificent new products, the Passport, which I use, and the BlackBerry Classic, but he has said the future of BlackBerry would be in the Internet of Things. The Internet of Things is a system that connects data generators (devices that could monitor useful information) with people who want to track the data (data consumers). BlackBerry's QNX subsidiary, which dominates automobile infotainment systems, plans to play a major role in the development of the Internet of Things.

Having achieved cash flow breakeven, John is now focused on building the revenue and profits of BlackBerry organically and through acquisitions and we have no doubt he will be successful. His outstanding 15-year record at Sybase precedes him.

I have learned that the tech world is very difficult to predict and things change very quickly. Yesterday's hit can be today's dog, but with the right leadership, things can also change very quickly for the positive. We continue to be excited to be long term shareholders of BlackBerry and have no intention of supporting a takeover of BlackBerry.

I am always amazed at the speculation that can take place in the stock market, as shown in the table below, and how long it can last:

	Market Cap.	P/E Ratio	Price to Sales
	($ billions)
Social Media
Twitter	31	(loss)	21x
Netflix	29	111x	5x
Facebook	223	73x	17x
LinkedIn	33	89x	15x
Yelp	3	358x	9x
Yandex	9	19x	6x
Tencent Holdings	164	46x	14x
Other Tech/Web
Groupon	6	(loss)	2x
Service Now	12	(loss)	17x
Salesforce.com	40	(loss)	8x
Netsuite	8	(loss)	14x

The continuing speculation reflected in the stock prices of public high tech companies has moved to private high tech companies, as shown in the table below:

	Latest Valuation	Total Equity Funding	Valuation/Funding
	($ billions)	($ billions)
Xiaomi	46.0	1.4	32.9
Uber	41.2	2.8	14.7
Palantir	15.0	1.0	15.0
SpaceX	12.0	1.1	10.9
Airbnb	10.0	0.8	12.5
Dropbox	10.0	0.6	16.5
Snapchat	10.0	0.6	16.3
Theranos	9.0	0.4	22.5
Square	6.0	0.5	12.1
Stripe	3.5	0.2	18.4

The Wall Street Journal says that worldwide there are 73 companies that are valued at more than $1 billion by venture capital investors, versus half that number prior to the dot.com crash. The third column of the table above shows the ratio of the latest valuation of each company to its total cumulative equity funding raised from inception. So Uber has a valuation of $41.2 billion as compared to the cumulative equity capital raised of $2.8 billion – i.e., the valuation is a hefty 14.7 times all of the money that was raised by the company.

We're confident that most of this will end as other speculations have – very badly!

Richie Boucher, at the Bank of Ireland, had an outstanding year in 2014 as the Bank earned €921 million with all trading divisions profitable – an improvement of €1.5 billion over 2013. The Bank of Ireland made €10 billion of new loans – an increase of over 50% from 2013 – and was the largest lender to the Irish economy during 2014. The Bank passed the ECB stress test with substantial capital buffers. Impairment charges were reduced by €1.2 billion reflecting improvements in asset quality and Irish mortgage writebacks of €280 million. House prices and commercial real estate prices have begun trending up. Ireland had the highest growth in the Eurozone in 2014 at 5.0% and recently Irish 10-year bond rates hit 0.9% – a far cry from the 14.1% in 2011 when we invested in the Bank of Ireland. We are very grateful to Richie and his team at the Bank of Ireland.

We began our Greece odyssey in 2012 when our Wade Burton made his first trip to Athens. In Greece, if a financial institution had bought the bonds with the highest credit rating in the country, Greek government bonds, it went bankrupt as the government gave investors a 50% haircut. Every Greek bank, trying to play it safe by buying Greek government bonds, went bust. Greek government bond rates went to very high levels in 2012 and market values were pummelled. In this environment and shortly thereafter, with the election of a pro-business government, we took major positions in some of the leading Greek companies. We purchased the following:

  1.
  Europroperties, now called Grivalia

    We own 40.6% of the total shares outstanding of the country's world class REIT, Grivalia. Grivalia owns some of the finest commercial buildings in Athens, fully leased to AAA tenants, and is run by an outstanding CEO, George Chryssikos. With rental rates down 50% and property values down commensurately, at our cost, Grivalia is yielding 7.5%, and the price we paid was 37% below replacement cost. We own 41 million shares at €5.37 per share versus a market price of €8.59 per share currently. George took Grivalia into the crash in Greece totally liquid (net cash, in fact) and waited patiently before buying commercial and retail buildings at a fraction of what they sold for a few years ago. He continues to be active and is very well financed.

  2.
  Praktiker Greece

    Through an introduction by George Chryssikos, and led by Wade Burton, we purchased the leading "Do-it-Yourself" retailer in Greece. The company is run extremely well by Ioannis Selalmalzidis. In spite of sales dropping by 45%, Praktiker, under Ioannis and his team, continues to make money. We purchased the company for €21 million and have received 31% of our purchase price back in cash distributions, and the company still owns real estate with a current value in excess of our purchase price.

  3.
  Mytilineos

    Evangelos Mytilineos and his brother Yannis have done an outstanding job creating shareholder value over the past ten years in aluminum, power generation and construction. We purchased 7 million shares or 5.9% of the company for €4.80 per share, which was about 65% of book value and about eight times earnings. The market price of these shares is currently €6.20 per share.

  4.
  Eurobank

    Finally, in April 2014, we led a group of investors, including Wilbur Ross of WL Ross & Co. LLC, Capital Group, Fidelity Investments and Mackenzie Cundill Value Fund, in a €1.33 billion purchase of shares of Eurobank, enabling Eurobank to sell in total €2.9 billion in shares, thus reducing the government's stake in it to 35%, the lowest among Greece's four major banks. Fairfax's investment was €400 million – all at 31 euro cents per share versus a book value of 37 euro cents per share. These shares currently trade at 13 euro cents per share.

    Greece's banking system has contracted from some 20 banks to only four similar size ones – of which Eurobank has always had and still has the most private ownership. After helping Eurobank successfully raise €2.9 billion, purchase two banks and successfully pass the ECB stress test, Christos Megalou moved to Toronto to work with us while Fokion Karavias took over as CEO and Nikos Karamouzis as Executive Chairman. We continue to be excited to be shareholders of the bank.

While Greece has significant government debt, its private sector is relatively unleveraged. Prior to the recent elections, Greece was expected to have one of the best growth rates in Europe – of course, after suffering a very major economic decline. We have met with the new government and they have assured us that they like private investment and will be supportive of the bank. Only time will tell!

Wade Burton represents us on the Boards of Grivalia, Mytilineos and, with Brad Martin, Eurobank.

While our total Greek investments are below cost today, we expect them to do well over the long term.

We have invested $629 million in real estate investments with Kennedy Wilson over the last five years. Through refinancings, sale of some loan portfolios and gains on hedging contracts on Japanese yen, we have received distributions of $465 million. Our total net cash investment in real estate investments with Kennedy Wilson is therefore now $164 million, and that investment is probably worth about $350 million. We have yet to sell though, while our cash flow return of 11.2% is very acceptable. Also, we continue to own 10.7% of Kennedy Wilson (11.5 million shares): our cost was $11.90 per share, and the shares are currently trading at $26.19.

We acquired 70% of Ridley at Cdn$8.50 per share in November 2008 when its parent company wanted to divest it. Since our purchase, Ridley has paid Cdn$5.50 per share in dividends and the stock currently sells at about Cdn$33 per share. It had record free cash flow in 2014 and is almost debt free. Brad Martin, as Chairman, and Chandran Ratnaswami are directors of Ridley, where Steve VanRoekel, as CEO, has done a magnificent job since we made our investment.

Arbor Memorial was taken private in November 2012 by the Scanlan family in a transaction which we helped finance by investing Cdn$55.5 million in preferred shares and Cdn$49.6 million in common equity. Last year, Arbor redeemed the preferred shares, and the common shares are currently valued at about 1.8 times our cost. Brian Snowden, the CEO of Arbor Memorial, continues to do an excellent job.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	-10	+18
2014	+16	+44
1985-2014 (compound annual growth)	+21.1	+19.8

We show you this table often to emphasize that in the short term, there is no correlation between growth in book value and increase in stock price. You will note periods when our book value grew substantially faster than our stock price and vice versa. More recently, we think the intrinsic value of our company has grown much more than its underlying book value. In 2014, our book value increased by 16%, while our stock price increased 44%, some of it due to the declining Canadian dollar. However, it is only in the long term that book values and stock prices compound at similar rates. Please note that in the above table our book value changes are based on book values in U.S. dollars while our stock price changes are based on stock prices in Canadian dollars.

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2014 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio			Change in Net Premiums Written
	2014	2013	2012	2014
Northbridge	95.5%	98.2%	106.2%	(6.2)%	(1)
Crum & Forster	99.8%	101.9%	109.3%	9.2%
Zenith	87.5%	97.1%	115.6%	2.9%
OdysseyRe	84.7%	84.0%	88.5%	0.7%
Fairfax Asia	86.7%	87.5%	87.0%	8.8%
Other Insurance and Reinsurance	94.7%	96.6%	104.3%	1.7%

Consolidated	90.8%	92.7%	99.9%	1.9%

(1)
An increase of 0.5% in Canadian dollars

Northbridge posted a combined ratio of 95.5% while continuing to benefit from favourable reserve development. Northbridge's gross premiums written (in Canadian dollars) were up 3.4% in the year and over 5% excluding a non-performing program that was cancelled during the year. Northbridge is seeing firming rates and continues to achieve low single digit price increases. Silvy Wright and her team are focused on sustained underwriting profitability with continued strong reserving.

Crum & Forster's combined ratio continued to improve in 2014, down 2.1% to 99.8%. Crum & Forster is benefitting from profitable growth in its specialty lines of business, with gross premiums written up 8.8%. Doug Libby and now Marc Adee continue to focus on specialty business.

Zenith, under the guidance of Jack Miller, produced an underwriting profit for the second straight year, with a combined ratio of 87.5% benefitting from improved accident year results and favourable prior year development. In 2014, Zenith had $721 million of net premiums written, up from $524 million in 2011. Zenith's growth in premium has been primarily the result of year-over-year rate increases and does not reflect any significant growth in exposure.

Northbridge, Crum & Forster and Zenith all have demonstrated strong underwriting discipline over the last number of years and this discipline can be observed in their results. At each company, the combined ratio is below 100% and has improved year-over-year.

Led by Brian Young, OdysseyRe achieved an outstanding combined ratio of 84.7%, the second best underwriting result in its history (only 2013 was better at 84.0%). OdysseyRe continues to maintain its disciplined underwriting in a difficult reinsurance market and continues to leverage its strong brand based on its capabilities to write insurance and reinsurance business globally. Once again, favourable loss development from prior years and minimal catastrophe activity contributed to the excellent result.

Fairfax Asia, under the leadership of Mr. Athappan, continued to produce outstanding results, with a combined ratio of 86.7% and net premiums written up 8.8%. Fairfax Asia continues to grow throughout the region with combined ratios well below 100% and with strong reserving.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2014
	Net Premiums Written	Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	967.1	1,215.1		0.8x
Crum & Forster	1,346.3	1,231.4		1.1x
Zenith	720.9	564.5		1.3x
OdysseyRe	2,393.8	4,012.6	(1)	0.6x
Fairfax Asia	280.1	660.9	(1)	0.4x
(1)
IFRS total equity

On average we are writing at about 0.8 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2005 onwards are shown in the table below:

	2005 – 2014
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 10.8	100.3%
Crum & Forster	10.4	102.2%
OdysseyRe	21.6	93.2%
Fairfax Asia	1.5	87.3%

Total	44.3	96.8%

The table, comprising a full decade with a hard and soft market and unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. Results in total are excellent – but there is no complacency as our Presidents, with Andy's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2004 onwards):

2004 – 2013 Average Annual Reserve Redundancies
Northbridge	11.7%
Crum & Forster	3.9%
OdysseyRe	11.1%
Fairfax Asia	6.7%

The table shows you how our reserves have developed for the ten accident years prior to 2014. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A.

Our runoff operations under Nick Bentley had another excellent year in 2014. During the year, Nick and his team continued to be active in adding runoff opportunities to their business.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting profit (loss)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	3	22	(11.6)%	9.6%

2005	(438)	7,324	6.0%	4.4%

2014	552	11,707	(4.7)%	2.8%
Weighted average last ten years			0.3%	3.6%
Fairfax weighted average financing differential last ten years: 3.3%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. In the last ten years, our float cost us 0.3% per year – significantly less than the 3.6% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

					Insurance and Reinsurance
	Insurance			Reinsurance
						Total Insurance and Reinsurance
Year	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other		Runoff	Total
	($ billions)
2010	2.2	2.9	0.1	4.8	1.0	11.1	2.0	13.1
2011	2.2	3.2	0.4	4.7	1.0	11.6	2.8	14.4
2012	2.3	3.5	0.5	4.9	1.0	12.2	3.6	15.9
2013	2.1	3.5	0.5	4.7	1.0	11.8	3.7	15.6
2014	1.9	3.8	0.5	4.5	0.9	11.6	3.5	15.1

In the past five years our float has increased by 14.9%, due to acquisitions and organic growth in net premiums written. The decrease in 2014 was due to foreign exchange movements and reserve releases.

At the end of 2014, we had approximately $711 per share in float. Together with our book value of $395 per share and $131 per share in net debt, you have approximately $1,237 in investments per share working for your long term benefit – about 5.5% higher than at the end of 2013.

The table below shows the sources of our net earnings (loss). This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2014	2013
	Underwriting
Insurance	– Canada (Northbridge)	42.7	18.2
	– U.S. (Crum & Forster and Zenith)	92.0	(5.1)
	– Asia (Fairfax Asia)	36.2	32.0
	Reinsurance – OdysseyRe	360.4	379.9
	Insurance and Reinsurance – Other	20.7	15.0

	Underwriting profit	552.0	440.0
	Interest and dividends – insurance and reinsurance	363.4	330.2

	Operating income	915.4	770.2
	Runoff (excluding net gains (losses) on investments)	(88.5)	77.3
	Other reporting segment	77.6	51.9
	Interest expense	(206.3)	(211.2)
	Corporate overhead and other	(96.5)	(125.3)

	Pre-tax income before net gains (losses) on investments	601.7	562.9
	Net realized gains before equity hedges	777.6	1,379.6

	Pre-tax income including net realized gains before equity hedges	1,379.3	1,942.5
	Net change in unrealized gains (losses) before equity hedges	1,153.1	(961.6)
	Equity hedging net losses	(194.5)	(1,982.0)

	Pre-tax income (loss)	2,337.9	(1,001.1)
	Income taxes	(673.3)	436.6

	Net earnings (loss)	1,664.6	(564.5)

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Prime Restaurants (until October 31, 2013), Ridley, Thomas Cook India (including IKYA and Sterling Resorts), Sporting Life, William Ashley, Keg Restaurants (since February 4, 2014), Praktiker (since June 5, 2014), MFXchange (since November 3, 2014) and Pethealth (since November 14, 2014)). Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges, and equity hedging net losses are shown separately to help you understand the composition of our earnings. After interest and dividend income, we had operating income of $915 million. (See more detail in the MD&A.)

Financial Position

	2014		2013
Holding company cash, short term investments and marketable securities (net of short sale and derivative obligations)	1,212.7		1,241.6

Holding company debt	2,514.7		2,337.7
Subsidiary debt	522.5		503.5
Other long term obligations – holding company	141.8		153.3

Total debt	3,179.0		2,994.5

Net debt	1,966.3		1,752.9

Common shareholders' equity	8,361.0		7,186.7
Preferred stock	1,164.7		1,166.4
Non-controlling interests	218.1		107.4

Total equity	9,743.8		8,460.5

Net debt/total equity	20.2%		20.7%
Net debt/net total capital	16.8%		17.2%
Total debt/total capital	24.6%		26.1%
Interest coverage	12.3	x	n/a
Interest and preferred share dividend distribution coverage	9.0	x	n/a

At the end of 2014 we maintained our strong financial position, continuing to hold cash and marketable securities at the holding company of over $1 billion, and with only limited debt maturities in the next five years.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	(2.7)%	6.5%	11.6%
S&P 500	15.5%	7.7%	4.2%
Taxable bonds	10.2%	11.1%	11.5%
Merrill Lynch U.S. corporate (1-10 year) bond index	5.5%	5.0%	6.1%

Hedging our common equity exposures has been very costly for us over the last five years – particularly in 2013. However, we did warn you that we wanted to be safe rather than sorry – our time will come again!

We have worried about deflation in the past few years in our Annual Reports – it is now upon us! In spite of QE1, QE2 and QE3 and some twists, we saw deflation in the U.S. in the second half of 2014, as shown in the table below:

U.S. CPI Index	June	July	August	September	October	November	December	% change June – Dec. 2014
	238.3	238.3	237.9	238.0	237.4	236.2	234.8	-1.5%

We have had deflation at an annualized rate of 3% in the second half of 2014 in the U.S.! And it is not going away. In fact, in January 2015, the U.S. reported its first year-over-year decline in the CPI index since 2009 of 0.1%. In Europe, we had deflation of 0.5% in the second half of 2014, as shown in the table below:

European CPI Index	June	July	August	September	October	November	December	% change June – Dec. 2014
	117.6	116.8	116.9	117.4	117.4	117.1	117.0	-0.5%

As of January 2015, 17 out of 19 countries in the Euro area were experiencing deflation on a year-over-year basis.

Given our concerns about China, which we detailed in last year's Annual Report, we have for a few years now expected commodity prices to collapse. And collapse they did in 2014, as shown in the table below:

	Peak in 2011	2014	% Change
Oil – $/barrel	113.93	53.29	(53)%
Copper – $/lb.	4.61	2.86	(38)%
Iron Ore– $/tonne	138.20	69.30	(50)%
Cotton – $/lb.	2.15	0.60	(72)%
Corn – $/bushel	7.87	3.97	(50)%

The GSCI Commodity Index is down 48% from its peak in 2011 and is very close to the low of 307 seen in the great crash of 2009. WTI crude is down 53%, copper is down 38%, iron ore is down 50%, cotton is down 72%, and the list goes on.

German 30-year bond rates have collapsed to 1%, a level never before seen in that country's history – but very similar to what Japan has experienced in the last ten years. In fact, after Japan's stock market and land price collapse that began in 1990, it took almost five years for deflation to set in – and then deflation continued for the next 18 years! In Germany, almost half the German government bond market is yielding negative interest rates – all reflecting deflation in our minds. In fact, on February 25, 2015, Germany, for the first time ever, issued a five-year bond with a negative interest rate (-0.08%).

With deflation in the air, our CPI-linked derivatives, with a notional value of $112 billion, have come to life. In the fourth quarter of 2014, these derivatives doubled in market value from $110 million to $238 million as shown in the table below – but they are still only at 1/3 of our cost!

Underlying CPI Index	Average Term	Notional Amount	Cost	Cost(1)	Market Value	Market value(1)	Unrealized Gain (Loss)
	(in years)	($ billions)		(in bps)		(in bps)
United States	8.1	58.8	327	56	151	26	(175)
United Kingdom	7.9	5.2	24	47	5	9	(20)
European Union	6.5	44.5	286	64	70	16	(215)
France	7.7	3.3	18	55	12	36	(7)

	7.4	111.8	655		238		(417)

(1)
Expressed as a percentage of the notional amount

While the deflation derivatives are very volatile, if we are right, these derivatives may become as valuable as our CDS derivatives became in 2007/2008. In fact, our CDS derivatives first began moving upwards in the first quarter of 2007 with the demise of New Century Capital.

In 2014, we added to our position in CPI-linked derivative contracts, as shown in the table below:

	2010	2011	2012	2013	2014
Notional amount ($ billions)	34.2	46.5	48.4	82.9	111.8
Cost	302.3	421.1	454.1	545.8	655.4
Market value	328.6	208.2	115.8	131.7	238.4

As you can see from the table, in 2014 we increased our notional exposure to these contracts by 35% at an additional cost of only 20%. As of December 31, 2014, these contracts were carried on our books at $238 million, a 64% decline from our cost. The remaining average term on these contracts is 7.4 years. As in 2013, Brian Bradstreet has refreshed some of these older contracts by exchanging them for newer, more current indexed contracts – thus effectively increasing the weighted average strike price of the index (CPI) on the U.S. contracts to 232.82 from 230.43 – only 0.8% away from the U.S. CPI index at the end of 2014!

Also, Brian added some spice to these contracts: $12.6 billion of the notional amount ($40.3 million of the cost, with an average cost of 32 basis points) added in 2014 were 0.5% inflation floor contracts. These contracts have value if inflation in the U.S. in the next ten years is less than 1/2 % per year (5% cumulative over ten years).

The table below provides you more details on our CPI-linked derivative contracts as of December 31, 2014:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2014 CPI
	($ billions)
United States	58.8	232.82	234.81
European Union	44.5	111.24	117.01
United Kingdom	5.2	243.82	257.50
France	3.3	124.85	125.81

Total	111.8

In the last five years, we have had significant losses, mostly unrealized, from our hedging program and from our CPI-linked derivative contracts, as shown below:

	2010	2011	2012	2013	2014	Cumulative
Equity hedges	(936.6)	413.9	(1,005.5)	(1,982.0)	(194.5)	(3,704.7)
CPI-linked derivative contracts	28.1	(233.9)	(129.2)	(126.9)	17.7	(444.2)

Total	(908.5)	180.0	(1,134.7)	(2,108.9)	(176.8)	(4,148.9)

These losses are significant but they are mostly unrealized, and we expect both of them to reverse when the "grand disconnect" disappears – perhaps sooner than you think! In a declining market, like 2008 – 2009, we expect our common stock portfolio to come down much less than the indices, thus reversing most of the net losses resulting from our hedges. As I said last year, we are focused on protecting our company on the downside against permanent capital loss from the many potential unintended consequences that abound in the world economy. In our 2008 Annual Report, we showed you the table below, that quantified our unrealized losses in the 2003 – 2006 period and their reversal in 2007 and 2008:

	2003 – 2006	2007	2008
Equity hedges	(287)	143	2,080
Credit default swaps	(211)	1,145	1,290

Total	(498)	1,288	3,370

We had to endure years of pain before harvesting the gains of 2007 and 2008. While we hope the world economy muddles through, we continue to protect our company from the significant unintended consequences that prevail today.

The CAPE (Cyclically Adjusted Price Earnings) Ratio for the S&P500 is currently at 28 times. It has been higher only twice before; both times ended badly. The first time was in 1929 and the second time during the dot.com boom of 1999 to 2002. The rising U.S. dollar (with over 40% of the average S&P500 companies' earnings coming from abroad) and the current record after-tax profit margins, combined with deflation, could result in significant declines in the earnings of the S&P500 companies – just as the index hits record highs. We say "caveat emptor", and continue to be very cautious about our equity positions. I have reminded you many times in past Annual Reports of the warning from the distant past from our mentor Ben Graham: "Only 1 in 100 survived the 1929 – 1932 debacle if one was not bearish in 1925".

Also, when you review our financial statements, please remember that when we own more than 20% of a company, we equity account, and when we own above 50%, we consolidate, so that mark to market gains in these companies are not reflected in our results. Let me mention some of those gains.

As you can see in note 6 to our consolidated financial statements, the fair value of our investment in associates is $2,071 million while its carrying value is $1,618 million, representing an unrealized gain of $453 million which is not on our balance sheet.

Also, we own 73% of Thomas Cook India and 74% of Ridley, which are consolidated in our statements. The unrealized gain on these two positions, based on market values as of December 31, 2014, is $378 million. This brings the total unrealized gain not reflected on our balance sheet to $831 million.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2014	2013
Bonds	1,642.3	303.7
Preferred stocks	33.5	10.5
Common stocks	325.9	631.1
Investments in associates	452.8	382.5

Total	2,454.5	1,327.8

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

Canada	918.2
United States	907.3
Other	3,112.8

Total	4,938.3

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

Our annual dividend remained the same in 2014, unaffected by our record earnings. We like the idea of a stable dividend, so we do not anticipate that it will be changed any time soon.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since inception
Employee Share Ownership Plan	23%	20%	16%	12%	17%

If an employee earning Cdn$40,000 had participated fully in this program since its inception, he or she would have accumulated 3,245 shares of Fairfax worth Cdn$2.0 million at the end of 2014. I am happy to say, we have many employees who have done exactly that! We want our employees to be owners and to benefit from the performance of their company.

Our donations program continues to thrive across the communities in the world where we do business. For 2014, we donated $19.0 million, for a total of over $130 million since we began.

We believe in giving back to the communities where we do business and we encourage our employees to do the same. We have a program where every year we match any charitable donations given by any of our employees up to $1,000 and I am happy to say a vast majority of them take us up on it.

All the donations given by our operating companies are driven by their employees, and here are a few that I would like to highlight.

In tragedy there is always hope, and when one of our employee's ten-year-old daughter lost a valiant battle with cancer, the Odyssey and Fairfax family made a donation for the treatment and research for Merkel Cell Carcinoma. Andy Dickson and his wife Raquel will be leading this initiative in honor of their beloved daughter Kelsey, whose legacy will endure through our efforts to find a cure so others won't have to suffer what she and her parents went through.

Crum & Forster is a major supporter of New York Cares and Jersey Cares, organizations that bring volunteers together to help at the local level. Through these organizations, the employees of Crum & Forster have donated their time and effort to help rebuild schools damaged by natural disasters and to restore parks and playgrounds, and they have donated funds to help high school students go on to college.

Northbridge focuses on helping youth, offering support for children's health, education and well-being through five charitable partners – Pathways to Education, SickKids, DAREarts, United Way and Tree Canada. In addition, its annual employee fundraising campaign raised over Cdn$140,000 for these five charitable partners.

RiverStone made a difference in the lives of many by donating to the New Hampshire Food Bank, as in New Hampshire one individual in nine is food insecure and one child in five goes hungry: last year RiverStone employees personally contributed $29,000, and the company added a further $136,000, resulting in the provision of well over 300,000 meals in the community. With a high degree of participation, RiverStone employees used many innovative ways to raise the money.

Zenith's charitable giving focuses on health and education. One of Zenith's significant donations in 2014 was to a customer which it has supported for many years in addition to providing workers compensation coverage to its 980 employees. This customer, The Help Group, was founded 40 years ago and continues to be visionary in providing a broad range of services in the Los Angeles area to more than 6,000 children with special needs and their families each year, including pre-kindergarten through high school programs for more than 1,550 students.

I have highlighted just a few examples for you – there are many more stories from our companies around the world and other causes that each of the companies mentioned gives to and supports. I just wanted to give you a sense of what our culture instills in our employees and how when our business does well, we can and must help others less fortunate by doing good and improving lives in the communities where we operate. What can be more rewarding than that?

I remind you often that you will not get a takeover premium for Fairfax as I and my family have the votes, and that will continue even after my death, so that Fairfax can continue uninterrupted in building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way! Perhaps I am biased, but the fact that Fairfax is not for sale and that Fairfax will not sell any of its insurance companies or its permanent non-insurance acquisitions is a major plus for those companies and all of their employees.

My and my family's focusing on the long term necessarily requires the next generation's involvement and familiarity with the management of Fairfax, so this year we have nominated my son Ben (a successful portfolio manager in his own right) as a director. None of my children are officers or employees of Fairfax, but involvement at the Board level will ensure the continuation of Fairfax's "fair and friendly" culture which is such an important factor in the company's success over the long term.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Toronto time) on April 16, 2015 at Roy Thomson Hall. As in the past few years, we will have booths which provide information on our insurance companies such as OdysseyRe, Northbridge, Crum & Forster, Zenith, Fairfax Asia, ICICI Lombard, the Gulf Insurance Group (our partners in the Middle East), and this year, for all you pet lovers, Pethealth – Sean Smith and his team will be on hand to help you insure your favourite pet. In addition, showcased will also be some of our non-insurance company investments – William Ashley, Sporting Life, CARA, Keg Restaurants, Kitchen Stuff Plus, Arbor Memorial and Quess (formerly called IKYA) – and BlackBerry will also be there. I am sure that I will be able to convince John Chen to give away a BlackBerry Classic and, my personal favourite, a Passport at the BlackBerry booth. We will have Zoomer Media and Thomas Cook India present as well. Madhavan Menon from Thomas Cook India has promised a shareholder's discount to take your bookings for a trip of a lifetime to India, in case you were not among the many who took advantage of this opportunity last year. So come early and visit all our booths – it is a great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at CARA and The Keg. Bill Gregson and David Aisenstat will have their chefs on hand to prepare a few of the signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends.

They would also encourage you, after our meeting, to use your discount cards at their restaurants that are within walking distance from Roy Thomson Hall. We will also have booths for The Hospital for Sick Children, Americares and the Royal Ontario Museum, so that you can see firsthand how we reinvest into the communities where we do business. Doing good by doing well! Hopefully in the spirt of giving, you will be inclined to make an additional contribution. As in the past, there will be booths highlighting two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business, and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the University of Waterloo booth will be staffed by co-op students working at our companies, and I encourage you to speak with them. I assure you that you will be impressed and will want to hire a few at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students there, so please speak with them also – you may want to hire them as well. This will be the fourth year that George runs a Value Investing Conference the day before our meeting. In case you have not attended, ask him for details: I highly recommend it as well worth your time to attend.

Please also stop by and say hello to Scott Phillips and Lauren Templeton who will be there signing their books and taking orders for any of Sir John Templeton's books on investing and spirituality, which I would highly recommend.

So as we have done for the last 30 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet our directors and the fine men and women who work at and run Fairfax and all of our companies – they are the ones who create our success. Our small holding company team, with great integrity, team spirit and no egos, keeps the whole company going forward. I personally am inspired every time that I meet all of you, and when I hear your stories I want to work twice as hard to make a return for you in the long term. We are truly blessed to have such fine loyal shareholders.

March 6, 2015

V. Prem Watsa
 Chairman and Chief Executive Officer

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